PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Public Company

Material Fact

Declaration of Commerciality on the Tupi and Iracema Areas

Rio de Janeiro, December 29 2010 – Petróleo Brasileiro S.A. - Petrobras, as the operator of Block BMS-11, located in the Santos Basin, announces that it submitted today the Declaration of Commerciality of the oil and gas accumulations in the Tupi and Iracema areas to the National Petroleum Agency (ANP). In the proposal submitted to the ANP, the names suggested for these accumulations were Lula Field and Cernambi Field, respectively, for Tupi and Iracema.

The total recoverable volumes of these fields, as reported to the ANP, are:

Area	Field	Total Recoverable Volume (billions of boe)	º API
Tupi	Lula	6.5	28
Iracema	Cernambi	1.8	30
Total		8.3

The Lula Field will be the first supergiant oil field in Brazil (recoverable volumes above 5 billion boe), while the Cernambi Field is among the top-five giant fields in Brazil.

The Final Report on the Evaluation Plan and the Development Plan (PD) for the two fields are also being submitted to the ANP together with the Declaration of Commerciality.

The Declaration of Commerciality is being made after the completion of the Exploratory  Program for the area, considering that the first well was drilled in October 2006.  The 11 wells drilled in these two areas and the Extended Well Test (EWT) in the Tupi area, which started in April 2009, generated the key information on which the total recoverable volume was estimated, as well as the Production Development Plans.

The exploratory success achieved in the area represents the high potential of pre-salt, which is already contributing to the growth of the Company's production curve and of its oil and gas reserves.

 www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

 Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

Block BMS-11 is operated by Petrobras, which holds 65% of the concession. BG Group, with 25% of the stakes, and Galp Energia, with a 10% interest, are the other parties to the consortium.

Almir Guilherme Barbassa

CFO and Investor Relations Officer

Petróleo Brasileiro S.A. – Petrobras

 www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

 Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.